SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

                            CALCITECH LTD.

(Name of Issuer)

                                Common Stock

(Title of Class of Securities)

                                  G17580104

(CUSIP Number)

                                 December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No.  G17580104

1)

Name of Reporting Person

New Star Institutional Managers Ltd.

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IA

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Family UT Asset Trust

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

OO

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Stephen Whittaker

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Gregor Logan

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Mark Sydney Beale

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Ian James Beattie

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Timothy John Bray

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Keith Charles Brown

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Howard John Covington

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

John Lincoln Duffield

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Anna Elizabeth Kirk

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Richard David Lewis

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Rupert Francis James Henry Ruvigny

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G17580104

1)

Name of Reporting Person

Deborah Jane Weekes

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [X]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	6,338,000

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	6,338,000

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

6,338,000

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.1%

12)

Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No.  G17580104

ITEM 1(a).

Name of Issuer.

CALCITECH LTD. (the “Company”)

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

10 Route De L’Aeroport

1215 Geneva 5

Switzerland

ITEM 2(a).

Names of Persons Filing.

1)

New Star Institutional Managers Limited (“NSIM”), a United Kingdom corporation, which is registered as an investment adviser with the U.S. Securities and Exchange Commission.

2)

Family UT Asset Trust (“FUAT”), a United Kingdom Friendly Society;

3)

Messrs. Stephen Whittaker and Gregor Logan (together, the “Managers”), who are employees of NSIM and are responsible for the management of assets held by FUAT; and

4)

Mark Sydney Beale, Ian James Beattie, Timothy John Bray, Keith Charles Brown, Howard John Covington, John Lincoln Duffield, Anna Elizabeth Kirk, Richard David Lewis, Rupert Francis James Henry Ruvigny and Deborah Jane Weekes (collectively, the “Principals”), who are the directors of NSIM.

ITEM 2(b).

Address of Principal Business Office.

The address of the principal business office of NSIM, The Managers and the Principals is c/o New Star Asset Management, 1 Knightsbridge Green, London, England, SW1X 7NE, United Kingdom.  The address of the principal business office of FUAT is c/o Family Assurance Friendly Society Limited, 16-17 West Street, Brighton, East Sussex, BN1 2RL United Kingdom.

ITEM 2(c).

Citizenship or Place of Organization.

(i)

NSIM – a United Kingdom corporation

(ii)

FUAT – a United Kingdom Friendly Society

(iii)

Stephen Whittaker – United Kingdom

(iv)

Gregor Logan – United Kingdom

(v)

Mark Sydney Beale – United Kingdom

(vi)

Ian James Beattie – United Kingdom

(vii)

Timothy John Bray – United Kingdom

(viii)

Keith Charles Brown – United Kingdom

(ix)

Howard John Covington – United Kingdom

(x)

John Lincoln Duffield – United Kingdom

(xi)

Anna Elizabeth Kirk – United Kingdom

(xii)

Richard David Lewis – United Kingdom

(xiii)

Rupert Francis James Henry Ruvigny – United Kingdom

(xiv)

Deborah Jane Weekes – United Kingdom

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of common stock, $0.001 par value, of Calcitech Ltd.

ITEM 2(e).

CUSIP Number.

G17580104

ITEM 3.

If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

N/A

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(J).

ITEM 4.

               Ownership.

On January 16, 2006, the Family UK Equity Fund transferred 4,419,000 shares in the Company to FUAT, an affiliated entity under the common control of Family Assurance Friendly Society Limited, in exchange for $2,108,228.82.  In February 2006, FUAT was credited with warrants for 1,919,000 common shares and in exchange provided Family UK Equity Fund with $671,650.00.  On March 6, 2006, FUAT converted the warrants to 1,919,000 common shares.

Under an investment management agreement dated February 23, 2005, between Family Assurance Friendly Society Limited and NSIM, NSIM has full responsibility and discretion to manage the assets held by FUAT in accordance with FUAT’s stated investment guidelines.  NSIM may be deemed to be the beneficial owner of the 6,338,000 shares as a result of its voting and dispositive power over the 6,338,000 shares beneficially owned by FUAT.

The Principals may be deemed to beneficially own an aggregate of 6,338,000 shares as a result of their voting and dispositive power over the 6,338,000 shares beneficially owned by NSIM.  As such, the Principals may be deemed to control NSIM and therefore may be deemed to be the beneficial owners of the securities reported in this Schedule 13G.

The managers may be deemed to beneficially own an aggregate of 6,338,000 shares as a result of their voting and dispositive power over the 6,338,000 shares beneficially owned by NSIM.  As such, the Managers may be deemed to control NSIM and therefore may be deemed to be the beneficial owners of the securities reported in this Schedule 13G.

A.

NSIM

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

B.

FUAT

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

C.

Stephen Whittaker

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

D.

Gregor Logan

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

E.

Mark Sydney Beale

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

F.

Ian James Beattie

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

G.

Timothy John Bray

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

H.

Keith Charles Brown

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

I.

Howard John Covington

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

J.

John Lincoln Duffield

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

K.

Anna Elizabeth Kirk

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

L.

Richard David Lewis

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

M.

Rupert Francis James Henry Ruvigny

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

N.

Deborah Jane Weekes

(a)

Amount beneficially owned – 6,338,000

(b)

Percent of class:  7.1%.  The percentages reported in this Schedule 13G are based on 88,899,675 Common Shares outstanding as of February 28, 2006, as reported directly by the Company in its Form 20-F filed with the Securities and Exchange Commission on May 31, 2007.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   0

(ii)

Shared power to vote or to direct the vote:   6,338,000

(iii)

Sole power to dispose or to direct the disposition:    0

(iv)

Shared power to dispose or to direct the disposition:  6,338,000

ITEM 5.

               Ownership of Five Percent or Less of a Class.

N/A

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

The partners, members or stockholders of each of the Reporting Persons, other than the Principals and the Managers, have the right to participate in the receipt of dividends from or proceeds from the sale of, the securities held for the account of such Reporting Person in accordance with their ownership interests in such Reporting Person.  The Reporting Persons disclaim beneficial ownership in the securities as a Registered Investment Adviser and affiliates of a Registered Investment Adviser.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

ITEM 8.

               Identification and Classification of Members of the Group.

See Item 2.

ITEM 9.

                Notice of Dissolution of Group.

N/A

ITEM 10.

Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 21st day of January, 2008.

NEW STAR INSTITUTIONAL MANAGERS LIMITED

By:_/s/ Rupert Francis James Henry Ruvigny
Name: Rupert Francis James Henry Ruvigny
Title: Chief Operating Officer

FAMILY UT ASSET TRUST (Sub Adviser)

By:_/s/ Rupert Francis James Henry Ruvigny
Name: Rupert Francis James Henry Ruvigny
Title: Chief Operating Officer

/s/ Stephen Whittaker
Stephen Whittaker

/s/ Gregor Logan
Gregor Logan

/s/ Mark Sydney Beale
Mark Sydney Beale

/s/ Ian James Beattie
Ian James Beattie

/s/ Timothy John Bray
Timothy John Bray

/s/ Keith Charles Brown
Keith Charles Brown

/s/ Howard John Covington
Howard John Covington

/s/ John Lincoln Duffield
John Lincoln Duffield

/s/ Anna Elizabeth Kirk
Anna Elizabeth Kirk

/s/ Richard David Lewis
Richard David Lewis

/s/ Rupert Francis James Henry Ruvigny
Rupert Francis James Henry Ruvigny

/s/ Deborah Jane Weekes
Deborah Jane Weekes

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